Vroom, Inc.
4700 Mercantile Dr.
Fort Worth, TX 76137

March 26, 2025

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Scott Anderegg

Re:	Vroom, Inc.

Registration Statement on Form S-1 (Registration No. 333-286032)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-286032) (the “Registration Statement”) of Vroom, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Friday, March 28, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Amanda C. Farrish at (332) 240-1486.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Amanda C. Farrish of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Vroom, Inc.

By:	/s/ Anna-Lisa C. Corrales
Name:	Anna-Lisa C. Corrales
Title:	Chief Legal Officer, Chief Compliance Officer and Secretary

cc:	(via email)

Thomas H. Shortt, Chief Executive Officer, Vroom, Inc.

Agnieszka Zakowicz, Chief Financial Officer, Vroom, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

John Slater, Esq., Latham & Watkins LLP